

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Harvey W. Schiller, Ph.D.
Chairman of the Board and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019

     Re: **GlobalOptions Group, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed September 9, 2010
           File No. 001-33700

Dear Mr. Schiller:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Karen Garnett
                    Assistant Director